FORM OF DISTRIBUTION AND SERVICE PLAN

HARVEST VOLATILITY EDGE TRUST

Investor Class Shares

This Plan is the distribution and service plan for each series (each, a “Fund”) of Harvest Volatility Edge Trust (the “Trust”), a Delaware statutory trust, that has designated a class of its shares as the “Investor Class Shares” thereof. It is a distribution and service plan adopted by the Trust pursuant to Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940 (the “1940 Act”). The Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Plan will benefit each Fund and its Investor Class shareholders. The terms and provisions of this Plan shall be interpreted and defined in a manner consistent with the provisions and definitions contained in the Rule.

The Trust, on behalf of each Fund, adopted this Plan with respect to the Investor Class Shares on the following terms and conditions:

1.	The Plan.

(a)    The Trust, on behalf of each Fund, will pay the principal underwriter for each Fund (the “Distributor”) a distribution and service fee of 0.25% of the average daily net assets of a Fund attributable to its Investor Class Shares in connection with any activity primarily intended to result in the sale of Investor Class Shares of a Fund and/or the provision of personal and account maintenance services or recordkeeping services relating to Investor Class Shares. The amount of such compensation paid during any one year shall not exceed 0.25% of the average daily net assets of a Fund attributable to Investor Class Shares. Such compensation shall be calculated and accrued daily and payable monthly or at such other intervals as the Board of Trustees may determine.

(b)    Services and expenses that may be compensated pursuant to this Plan include, without limitation: (i) marketing and promotional services including advertising; (ii) providing facilities to answer questions from prospective shareholders about a Fund; (iii) receiving and answering correspondence or responding to shareholder inquiries, including requests for prospectuses and statements of additional information; (iv) preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; (v) complying with federal and state securities laws pertaining to the sale of Investor Class Shares; and (vi) payments made to or on account of the Distributor, other brokers, dealers and financial service firms that have entered into agreements with the Distributor or their respective officers, sales representatives and employees who respond to inquiries of, and furnish assistance to, shareholders regarding their ownership of Investor Class Shares or their accounts or who provide similar services not otherwise provided by or on behalf of a Fund. The Distributor may also be compensated for such other services and obligations as are set forth in a written Distribution Agreement between the Trust and the Distributor (the “Distribution Agreement”) under which the Distributor provides certain distribution services to the Trust. All or any portion of the amount received pursuant to this Plan may be used to compensate securities dealers or other persons to the extent permitted under applicable law for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services, pursuant to agreements with the

Distributor, or to pay any of the expenses associated with other activities authorized under this paragraph.

(c)    Appropriate adjustments to payments made pursuant to clause (a) of this paragraph 1 shall be made whenever necessary to ensure that no payment is made by the Trust on behalf of a Fund in excess of limits imposed by applicable laws or regulations, including rules of the Financial Industry Regulatory Authority, Inc.

(d)    The payment of fees to the Distributor is subject to compliance by the Distributor with the terms of the Distribution Agreement.

(e)    The compensation payable under clause (a) of this paragraph 1 will be paid to the Distributor regardless of the amounts actually expended by the Distributor in connection with this Plan.

2.	General Provisions.

(a)    This Plan shall not take effect until the Plan, together with any related agreement, has been approved by votes of a majority of both (i) the Board of Trustees of the Trust and (ii) those Trustees of the Trust who are not “interested persons” of the Trust (as defined and interpreted under the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Independent Trustees”) cast in person at a meeting called for the purpose of voting on the Plan and any related agreements.

(b)    This Plan shall remain in effect for one year from its execution or adoption, and shall continue in effect thereafter only so long as such continuance is specifically approved at least annually in the manner provided in paragraph 2(a).

(c)    The Distributor or an officer of the Trust shall provide to the Board of Trustees of the Trust and the Board shall review, at least quarterly, a written report of the amounts expended under the Plan and the purposes for which such expenditures were made.

(d)    This Plan may not be amended with respect to any Fund to increase materially the amount payable for distribution pursuant to paragraph 1 unless such amendment is approved by a vote of a “majority of the outstanding voting securities” (as defined under the 1940 Act) of Investor Class Shares of such Fund. No material amendment to this Plan shall be made unless approved in the manner provided in paragraph 2(a).

(e)    This Plan may be terminated with respect to a Fund at any time by a vote of a majority of the Independent Trustees or by vote of a “majority of the outstanding voting securities” (as defined under the 1940 Act) of Investor Class Shares of such Fund.

(f)    The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 2(c), for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

(g)    This Plan only relates to the Investor Class Shares of a Fund and the compensation determined in accordance with paragraph 1 shall be based upon the average daily net assets of the Fund attributable to its Investor Class Shares. The obligations of the Trust and a Fund hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust’s property allocable to Investor Class Shares shall be bound. No Fund shall be responsible for the obligations of any other Fund hereunder.

Approved by the Board of Trustees of Harvest Volatility Edge Trust on [            ], 2017.